

October 15, 2012

Via E-mail
R. Ramin Kamfar
Chairman and Chief Executive Officer
Bluerock Enhanced Multifamily Trust, Inc.
Heron Tower, 55 East 70th Street, 9th Floor
New York, NY 10022

Re: Bluerock Enhanced Multifamily Trust, Inc.
Registration Statement on Form S-11
Filed September 20, 2012
File No. 333-184006

Dear Mr. Kamfar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Financial Data, page 69

Information Regarding Dilution, page 74

1.   Please refer to Item 506 of Regulation S-K and update your disclosure in this section. For example purposes only, please revise to provide the net tangible book value per share before and after the distribution, the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered, and the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Share Repurchase Plan, page 101

2.   We note your disclosure that during the year ended December 31, 2011 you redeemed
        $63,334 of common stock. Please expand your disclosure regarding redemptions to
        include the (a) number of redemption requests received, (b) number of requests honored,
        (c) number of requests deferred or rejected, (d) source of funds and (e) average price per
        security for redemption requests honored.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Richard P. Cuningham, Jr.
       Kaplan Voekler Cunningham & Frank PLC
       Via E-mail